UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lantheus Holdings Inc. – File No. 1-36569

Lantheus Medical Imaging Inc. - File No. 333-169785

CF#34650

Lantheus Holdings Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 1, 2016. Lantheus Medical Imaging Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on May 15, 2012, as amended, and August 14, 2012.

Based on representations by Lantheus Holdings Inc. and Lantheus Medical Imaging Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

For Lantheus Medical Imaging Inc.:

Exhibit	to Form	Filed on	Confidential Treatment Granted through
10.2	10-Q	May 15, 2012	February 1, 2022
10.1	10-Q	August 14, 2012	February 1, 2022

For Lantheus Holdings Inc.:

Exhibit	to Form	Filed on	Confidential Treatment Granted through
10.2	10-Q	November 1, 2016	February 1, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary